EXHIBIT 12

CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(Amounts in millions, except ratios)

	Years ended September 30
	2008	2007	2006	2005	2004
Earnings (Loss):
Pre-tax income (loss) from continuing operations	$112	$168	$97	$(93)	$164
Distributed income of affiliated companies	2	10	5	3	2
Add fixed charges:
Interest on indebtedness	38	34	27	29	30
Portion of rents representative of the interest factor	9	8	6	3	3
Preferred stock dividend	—	1	2	3	3
Income (loss) as adjusted	$161	$221	$137	$(55)	$202
Fixed charges:
Interest on indebtedness	$38	$34	$27	$29	$30
Capitalized interest	3	1	2	2	—
Portion of rents representative of the interest factor	9	8	6	3	3
Preferred stock dividend	—	1	2	3	3
Total fixed charges	$50	$44	$37	$37	$36
Ratio of earnings (loss) to fixed charges	3	5	4	(1)	6